08027181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02111-2621 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Bednarz 617-434-6012
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

Washington, DC
111

(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
3/21

OATH OR AFFIRMATION

I, Allen Bednarz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer & Chief Financial Officer

Title

HELEN M LYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan. 25, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Distributors, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

Statement of Financial Condition

December 31, 2007

(With Report of Independent Auditors' Report)

Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2007

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To Board of Directors and Stockholder of
Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Distributors, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 436,015,673
Cash segregated under federal regulations	14,025
Receivables	
From brokers and dealers for fund shares purchased	127,947,423
Distribution and service fees	41,875,056
Program manager fees	248,662
From affiliates	18,695,324
Deferred sales commissions, net of accumulated amortization of $11,979,390	9,504,978
Deferred tax asset, net	2,354,972
Other assets	663,574
Total assets	$ 637,319,687
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to mutual funds for fund shares purchased	$ 127,898,689
Service fees payable to brokers and dealers	34,055,397
Accounts payable and accrued liabilities	15,824,178
Payables to affiliates	4,117,274
Accrued taxes payable	5,249,090
Total liabilities	187,144,628
Commitments and contingencies (Note 7)	
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	111,221,657
Retained earnings	338,953,302
Total stockholder's equity	450,175,059
Total liabilities and stockholder's equity	$ 637,319,687

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Columbia Management Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of Columbia Management Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly the National Association of Securities Dealers, Inc.), the Securities Investor Protection Corporation and the Municipal Securities Rulemaking Board. The Parent is a subsidiary of Columbia Management Group, LLC ("CMG"). CMG is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the Columbia Family of Mutual Funds and, effective September 17, 2007, the Excelsior Funds (collectively, the "Funds") which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds are managed by affiliates and include many portfolios, including equity, balanced, money market, and fixed income, which are structured as domestic open and closed-end funds, fund of funds and variable annuity portfolios. During 2008, the Excelsior Funds will be re-domiciled into the Columbia Family of Mutual Funds. The Company is also the plan administrator for the program management services to the State of South Carolina's College Investing Program.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by affiliates.

Cash Segregated Under Federal Regulations
Cash of $14,025 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Fair Value of Financial Instruments
Effective January 1, 2007, the Company determines the fair market value of financial instruments based on the framework defined by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") issued by the Financial Accounting Standards Board ("the FASB"). SFAS establishes the fair market value of financial instruments should be measured based upon quoted prices in active markets for identical assets or liabilities when such quoted prices are obtainable and then by other methods when quoted prices are unobtainable. At December 31, 2007, the Company measured the fair market value of all held financial instruments using quoted prices in active markets.

Deferred Sales Commissions
Sales commissions paid to brokers and dealers in connection with the sale of Class C and E fund shares are capitalized and amortized on a straight-line basis over one year which is the maximum period the shareholder is subject to a contingent deferred sales charge ("CDSC") or early withdrawal charge. During 2007, Class D shares were also capitalized and amortized according to the same policy until August 8 when they were converted into Class C shares.

Commissions and Fees
The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned. Commissions and fees reallowed to brokers, dealers and affiliates represent fees remitted to affiliate and third party intermediaries for their performance of shareholder administration and servicing.

Dealer Support Arrangements
The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based on sales and or a percentage of the average net assets of the Funds.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $12,717,804 held with BANA and investments of $423,297,869 in money market mutual funds managed by affiliates.

The receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $41,875,056 and are expected to be settled in the normal course of business.

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105 percent of the Company's net expenses, as defined in the agreement.

The Parent and affiliates provide to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

3. Related Party Transactions (continued)

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the Funds and the amount paid to third-party broker-dealers and to affiliates.

The Company has an arrangement with the Parent, whereby the Parent advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and F fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to the Parent the Company's asset derived from the Class B and F fund share commissions. As a result, the Parent is entitled to receive from the Company all asset-based distribution plan fees and all CDSC related to Class B and F fund shares received by the Company. During 2007, Class G shares were also under this agreement until August 8 at which time they were converted to Class T shares.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with affiliates, in which the Company provides distribution and shareholder administration services to the affiliate.

Columbia Management Services, Inc. ("CMSI") is an affiliate of the Company and transfer agent for the Funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. CMSI also collects and pays over to the Company all CDSC fees upon redemption of fund shares.

Additionally, CMSI retains certain unaffiliated and affiliated entities ("Sub-Transfer Agents") pursuant to written agreements to render certain shareholder recordkeeping and related administrative services for the funds for which CMSI pays certain subaccounting fees. As a result, the Company receives substantial benefits from the arrangements between CMSI and the sub-transfer agents. As such, CMSI and the Company operate pursuant to a Sub-Transfer Agency Reimbursement Agreement, whereby the Company pays CMSI, with respect to each sub-transfer agent who receives a subaccounting fee from CMSI, an annual amount equal to the difference between the annual subaccounting fee paid by CMSI to the sub-transfer agent and up to eleven basis points applied on average net assets of the Funds upon which the subaccounting fee is based. This rate was amended to fifteen basis points for selected funds on November 1, 2007 and for the remaining funds on January 1, 2008.

The Company earned program manager fees during 2007 from the State of South Carolina's College Investing Program. The related receivable totaled $248,662 and is expected to be settled in the normal course of business. CMSI also provides the Company with certain shareholder servicing for the shareholders in the State of South Carolina's College Investing Program. As such, on August 19, 2006, the Company and CMSI entered into a Services Support Agreement, whereby the Company compensates CMSI an annual amount equal to $5 per account for the services.

4. Income Taxes

As of December, 31 2007, the Company had accrued taxes payable of $ 5,249,090 and a deferred tax asset of $2,354,972. The net asset is primarily comprised of differences between the financial and tax accounting treatment of employee benefits.

Goodwill and intangibles, recognized by CMG in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,536,244.

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. At December 31, 2007 and January 1, 2007 the Company had no UTB's. During the year ended December 31, 2007, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

During 2007, the Internal Revenue Service ("IRS") completed the examination phase of the audit of the Corporation's federal income tax returns for the years 2000 through 2002 and issued Revenue Agent's Reports ("RAR") to the Corporation. Certain entities that have since been merged into the Company are included in the Corporation's federal income tax returns during this period. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. The resolution of the proposed adjustments is not expected to impact the Company's UTB balance. However, final determination of the audit or changes in the estimate may result in future income tax expense to the Company. The Corporation's federal income tax returns, which include certain entities that have since been merged into the Company, for the years 2003 and 2004 remain under examination by the IRS. In addition, the federal income tax returns of FleetBoston Financial Corporation, which the Company was included, are currently under examination for the years 1997 through March 31, 2004. Management does not expect these matters to be concluded within the next 12 months. All tax years subsequent to the above years remain open to examination.

During the year ended December 31, 2007, the Company recognized no interest and penalties within income tax expense. As of December 31, 2007 and January 1, 2007, the Company had no accrual for interest and penalties that relate to income taxes.

5. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by BANA.

5. Employee Benefits (continued)

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and have the required number of years of service. Under the current plan, eligible retirees are entitled to a fixed dollar amount for each year of service.

All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives are met. Unpaid incentives at December 31, 2007 totaled $2,923,928 and are included on the Statement of Financial Condition in accounts payable and accrued liabilities.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R, "Share-based Payment", which establishes a fair value based method of accounting for stock-based compensation.

As a result of the Company replacing Stephens, Inc. ("Stephens") as the distributor of the Funds on January 1, 2003, many employees of Stephens became employees of the Company during 2003. In order to provide the former Stephens' employees with a comparable incentive opportunity in replacement of their forfeited Stephens stock option awards, the Company provided certain former Stephens associates with stock appreciation rights, as set forth in a Stock Appreciation Rights Agreement.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1.

As of December 31, 2007, the Company had net capital for this purpose of $368,352,706 which was $364,402,978 in excess of its minimum net capital requirement of $3,949,729. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was 0.16 to 1.

7. Commitments and Contingencies

Customer Trades

In the ordinary course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by CMSI as agent for the Company, the Company will indemnify CMSI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

7. Commitments and Contingencies (continued)

Legal and Regulatory Matters
In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", the Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Corporation and the Company do not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Corporation or the Company, but may be material to the Corporation's and the Company's operating results for any particular reporting period.

Mutual Fund Operations Matters; Investigations by State, Federal and other Authorities
On February 9, 2005, subsidiaries of the Corporation entered into settlements with the New York Attorney General and the SEC relating to mutual fund trading.

In addition, in early 2005, the West Virginia State Auditor, represented by private plaintiffs' counsel, issued orders to show cause to various mutual fund advisors and distributors and various broker-dealers pertaining to mutual fund trading. No order to show cause was issued to subsidiaries of the Corporation, including the Company, due to an oral tolling agreement covering claims that the State Auditor might seek to pursue against subsidiaries of the Corporation.

7. Commitments and Contingencies (continued)

In September 2006, the private plaintiffs' counsel representing the State Auditor contacted the Corporation's West Virginia counsel to inquire whether the Corporation was interested in meeting to discuss a resolution of the matters under inquiry. On October 24, 2006, the Corporation's outside counsel met with the State Auditor's counsel and the private plaintiffs' counsel representing the State Auditor. Following that meeting, the Corporation provided the State Auditor's counsel and the private plaintiffs' counsel representing the State Auditor with certain requested information.

The Corporation's outside counsel did not hear back from the State Auditor or the private plaintiffs' counsel representing the State Auditor until the fall of 2007, at which time the private plaintiffs' counsel representing the State Auditor contacted the Corporation's outside counsel and indicated that he was now ready to make a settlement demand on behalf of the State Auditor. As of February 1, 2008, although attempts have been made to set up a teleconference to discuss settlement, the Corporation's outside counsel have yet to receive a settlement demand on behalf of the State Auditor.

Mutual Fund Operations Matters; Civil Litigation
In connection with the events that resulted in the settlements with the New York Attorney General and the SEC mentioned above, various parties filed suits against the Corporation and certain of its affiliates, including the Company. On February 20, 2004, the Judicial Panel on Multidistrict Litigation transferred these cases and cases against other mutual fund companies based on similar allegations to the United States District Court in Maryland for consolidated or coordinated pretrial proceedings (the "MDL"). Subsequently, additional related cases were transferred to the MDL. One lawsuit that originated in Illinois state court was removed to the U.S. District Court for the Southern District of Illinois, but was remanded back to state court as the result of a June 15, 2006 ruling by the United States Supreme Court. That case is being resolved as part of the settlement concerning trading in the Columbia Funds that is described below.

On September 29, 2004, the plaintiffs in the MDL filed amended and consolidated complaints. The amended complaints included a putative class action purportedly brought on behalf of shareholders in Nations Funds; a putative class action purportedly brought on behalf of shareholders in the Columbia Funds; a derivative action purportedly brought on behalf of the Nations Funds Trust; and a derivative action purportedly brought on behalf of Columbia Funds.

With respect to the claims concerning trading in the Columbia funds, on November 3, 2005, the court dismissed the claims under the Securities Act of 1933, the claims under Sections 34(b) and 36(a) of the Investment Company Act of 1940 ("ICA") and the related claims under Section 48(a) of the ICA and the state law claims against the Corporation and certain of its subsidiaries. The claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Section 36(b) of the ICA were not dismissed.

7. Commitments and Contingencies (continued)

On December 15, 2005, the Corporation and its named subsidiaries, including the Company, entered into a settlement to resolve the class and derivative actions concerning mutual fund trading in the Nations Funds. The settlement is subject to court approval. If the settlement is approved, the Corporation, on behalf of itself and on behalf of its named subsidiaries, including the Company, would pay settlement administration costs and fees to plaintiffs' counsel as approved by the court. The Company does not expect that it will incur any costs in relation to this matter.

On September 14, 2007, the Corporation and certain of its subsidiaries, including the Company, entered into a stipulation of settlement to resolve the class and derivative actions concerning mutual fund trading in the Columbia Funds. The settlement, which is subject to court approval, provides that the Corporation will pay $9.6 million in settlement consideration, inclusive of any attorneys' fees and costs approved by the court. The Company does not expect that it will incur any costs in relation to this matter.

Excessive Fee Litigation
In 2004, the Company, the Parent, affiliated entities and individuals were named as defendants in certain purported shareholder class and derivative actions making claims, including claims under the Investment Company Act of 1940 and the ICA and state law. The suits alleged, inter alia, that the fees and expenses paid by the Funds were excessive and that the Parent and affiliates inappropriately used fund assets to distribute the Funds and for other improper purposes. The actions were consolidated in the Massachusetts federal court as In Re Columbia Entities Litigation in March 2005 and a consolidated amended complaint was filed thereafter. After the district judge dismissed all the claims by the plaintiffs and entered final judgment in favor of the defendants, the plaintiffs appealed to the United States Court of Appeals for the First Circuit. The parties entered into a stipulation and settlement agreement dated January 19, 2007. The settlement was approved by the district court on September 18, 2007 and became effective October 19, 2007. Pursuant to the settlement, the Parent and an affiliate agreed, inter alia, to post relevant disclosures on the relevant website(s) regarding third-party revenue sharing payments, including stating the range of fees paid in basis points or appropriate financial equivalents. The Company has not incurred, and nor does it expect to incur, any costs in relation to this matter; all settlement consideration (inclusive of plaintiffs' attorneys' fees and costs approved by the district court and the costs of notice to class members) was paid by the Parent and an affiliate.

END